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         ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.
                   1345 Avenue of the Americas
                       New York, NY 10105


                                                February 20, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:  Alliance World Dollar Government Fund II, Inc.
         (File Nos. 333-71130 and 811-07732)
         Accession #: 00919574-01-500913
         CIK #: 0000906013

Ladies and Gentlemen:

    The purpose of this letter is to request that the registration statement on Form N-2 for Alliance World Dollar
Government Fund II, Inc. (the "Fund"), filed on October 9, 2001
(Accession #: 0000919574-01-500914) (the "Registration
Statement"), be withdrawn from the SEC's database.

    The Fund had intended to register an additional 24,328,240 shares of its Common Stock pursuant to a proposed rights offering. However, the Fund has decided not to proceed with the rights offering. Therefore, we respectfully request that the SEC withdraw the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

    We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


                                  Sincerely,


                                  /s/ Domenick Pugliese
                                  ___________________________
                                      Domenick Pugliese
                                      Assistant Secretary











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